EXHIBIT 99.1
FORM 51-102F4
Business Acquisition Report
Item 1        Identity of Company

1.1        Name and Address of Company

North American Construction Group Ltd. (“NACG” or the “Company”)
27287 - 100 Avenue
Acheson, Alberta
T7X 6H8

1.2        Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

Jason Veenstra, Vice President and Chief Financial Officer
North American Construction Group Ltd.
    Tel. (780) 969-5570

Item 2        Details of Acquisition

2.1        Nature of Business Acquired

Effective October 1, 2023, MacKellar Group (“MacKellar”) was acquired (the “Acquisition” or “Transaction”) by the Company. The Acquisition was completed pursuant to the terms of that certain share purchase agreement dated July 27, 2023, as amended September 20, 2023 (the “SPA”). MacKellar is an Australia-based provider of heavy earthworks solutions to the mining and civil sectors.

2.2        Acquisition Date

The closing of the Acquisition was effective October 1, 2023 (the “Closing
    Date”).

2.3        Consideration

Based on unaudited financial statements as at the Closing Date, the purchase price for the Acquisition is estimated at $382.2 million, consisting of the following:

a.an upfront cash payment of $65.4 million made on the Closing Date (the “Closing Payment”);

b.assumption of equipment financing of $110.1 million as of the Closing Date;
c.additional cash payments totaling $92.2 million made on the Closing Date, used to pay out equipment financing (the “Payout Amount”); and
d.the estimated remainder of $114.5 million (“Post-Closing Payments”) being paid through earn-out and deferred payment mechanisms in accordance with the terms of the SPA over a period of four years following the Closing Date (with the earn-out constituting approximately 70% of the Post-Closing Payments).

Concurrent with the closing of the Acquisition, the Company entered into an amended and restated senior revolving credit facility (the “Credit Facility”) with an upsized overall lending capacity of $470 million provided by Canadian dollar and Australian dollar tranches. The Credit Facility permits incurrence of $350 million of secured equipment financing from third party providers resulting in a total borrowing limit of $820 million. As part of the amendment, the maturity date of the Credit Facility was extended to October 3, 2026. The Credit Facility is comprised of a revolver with no scheduled repayments and is not governed by a borrowing base that limits available borrowings.

The Payout Amount and Closing Payment paid on closing were funded by the Australian dollar tranche provided by the Credit Facility.

2.4        Effect on Financial Position

Upon completion of the Acquisition, MacKellar became a wholly owned subsidiary of NACG.

For details of the anticipated effect of the Acquisition on NACG’s financial position please refer to Pro Forma Statements (as defined below), which are attached as Appendix C to this report.

Other than as disclosed in this report, NACG currently has no plans or proposals for material changes in its business affairs or the affairs of the acquired business which may have a significant effect on the results of the operations and financial position of NACG.

2.5        Prior Valuations

To the best knowledge of NACG, no valuation opinions have been obtained within the last 12 months by either NACG or MacKellar required by securities legislation or a Canadian exchange or market to support the consideration paid by NACG for the Acquisition

2.6        Parties to Transaction

The Acquisition was not with an informed person (as such term is defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations), associate, or affiliate of NACG.

2.7        Date of Report

This report is dated as of December 14, 2023.

Item 3        Financial Statements

•NACG’s audited consolidated financial statements for the years ended    December 31, 2022, and 2021 are incorporated by reference and are        available at www.sedarplus.ca.

•NACG’s unaudited consolidated interim financial statements as at and for the nine months ended September 30, 2023 are incorporated by reference and are available at www.sedarplus.ca.

•Attached as Appendix A are the unaudited condensed interim financial statements of MacKellar as at and for the three months ended September 30, 2023 and comparable periods (the “MacKellar Interim Financial Statements”).

•Attached as Appendix B are the audited financial statements of MacKellar as at and for the year ended June 30, 2023 with June 30, 2022 comparative figures (the “MacKellar Annual Financial Statements”).

•Attached as Appendix C are the unaudited pro forma consolidated financial statements of NACG for the nine months ended September 30, 2023 and for the year ended December 31, 2022 (the “Pro Forma Statements”).

Cautionary Note Regarding Forward Looking Information

This report contains “forward-looking information” within the meaning of applicable securities legislation which reflects the current plans and expectations of the Company with respect to future events and financial performance. All statements other than statements of historical or current facts may be forward looking information. Forward-looking information includes statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as ‘believes’, ‘continues, ‘expects’, ‘projects’, ‘anticipates’, ‘plans’, ‘estimates’, ‘seeks’, ‘intends’, ‘targets’, ‘forecasts’, or negative or grammatical versions thereof and other similar expressions, or future or conditional verbs such as ‘may’, ‘will’,

‘should’, ‘would’ and ‘could’. Forward-looking information is based on management’s plans, estimates, projections, beliefs and opinions as at the date of this report, and the assumptions related to those plans, estimates, projections, beliefs and opinions may change; therefore, they are presented for the purpose of assisting the Company’s security holders in understanding management’s views at such time regarding those future outcomes and may not be appropriate for other purposes. Although the forward-looking information contained in this report is based on assumptions which the Company believes are reasonable, there can be no assurance that actual results will be consistent with such forward-looking information. There can be no assurance that the forward-looking information will prove to be accurate. The material factors and assumptions used to develop such forward-looking information, and the risks and uncertainties to which such forward-looking information are subject, are described in the Company’s management discussion and analysis for the three and nine months ended September 30, 2023. Actual results could differ materially from those contemplated by such forward-looking information because of any number of factors and uncertainties, many of which are beyond NACG’s control. Due to the risks, uncertainties and assumptions inherent in forward looking information, readers should not place undue reliance on forward looking information contained herein. The forward-looking information in this report relate only to events or information as of the date on which the statements are made and, except as specifically required by applicable securities laws, the Company undertakes no obligation to update or revise publicly any forward-looking information, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. For more complete information about the Company, please read NACG’s disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.ca.

Cautionary Note Regarding Pro Forma Statements

The Pro Forma Statements have been prepared using certain of the Company’s and MacKellar’s respective historical consolidated financial statements as more particularly described in the notes to such Pro Forma Statements. The Pro Forma Statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected in the Pro Forma Statements occurred on the dates indicated. Since the Pro Forma Statements were developed to retroactively show the effect of a transaction that occurred at a later date, and even though they were prepared following generally accepted practice using reasonable assumptions, the Pro Forma

Statements reflect limitations inherent in the very nature of pro forma data. The data contained in the Pro Forma Statements is intended to illustrate the potential financial impact of the Acquisition and related adjustments which are preliminary in nature. The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the financial effect directly attributable to the Acquisition. These pro forma adjustments are tentative and are based on currently available financial information, and certain estimates and assumptions that the Company believes are reasonable in the circumstances, as described in the notes to the Pro Forma Financial Statements. However, adjustments and assumptions of this nature require the exercise of judgement and are difficult to make with complete accuracy, and the estimates and assumptions reflected in the Pro Forma Statements may not, with the passage of time, turn out to be relevant or correct. The actual adjustments to the consolidated financial statements will depend on a number of factors. Therefore, it is expected that the actual adjustments will differ from the pro forma adjustments, and the differences may be material. Undue reliance should not be placed on the Pro Forma Statements.

APPENDIX A
MACKELLAR INTERIM FINANCIAL STATEMENTS

MacKellar Group

Condensed Consolidated Interim Financial Report
30 September 2023

1

MacKellar Group
Contents
30 September 2023

Condensed statement of profit or loss and other comprehensive income 3
Condensed statement of financial position 4
Condensed statement of changes in equity 5
Condensed statement of cash flows 7
Notes to the financial statements 8

General information

The financial statements cover the MacKellar Group as a consolidated entity consisting of MacKellar Nominees Pty Ltd and the entities it controlled at the end of, or during, the period. The financial statements are presented in Australian dollars, which is MacKellar Group's functional and presentation currency.

MacKellar Nominees Pty Ltd is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business
Level 3, 2 Emporio Place Maroochydore QLD 4558	4 National Park Road Nambour QLD 4560

2

MacKellar Group
Condensed statements of profit or loss and other comprehensive income

Unaudited	**Note**	**Consolidated Three months ended September 30,**	
		2023	**2022**
Revenue	2	139,287,707	90,083,534
Share of profits of associates accounted for using the equity method		85,865	139,825
Other income	3	3,149,257	824,574
Expenses			
Employee benefits expense	4	(12,835,984)	(10,199,845)
Subcontracted labour expense		(36,996,247)	(23,928,879)
Repairs and Maintenance expense		(13,399,770)	(10,086,376)
Production & materials		(18,488,982)	(10,865,449)
Hire equipment charges		(4,375,270)	(2,091,392)
Depreciation & amortisation expense		(10,973,474)	(8,613,792)
Gain/(loss) on revaluation of plant and equipment		(23,369,936)	-
Other expenses	4	(6,685,681)	(4,786,490)
Finance costs	4	(4,408,428)	(2,720,467)
Profit before income tax expense		10,989,057	17,755,242
Income tax expense		(14,009,073)	(358,561)
Profit after income tax expense for the period		(3,020,016)	17,396,682
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Revaluation of plant and equipment		(93,636,636)	-
Realisation of revaluation reserve		6,644	-
Other comprehensive income for the period, net of tax		(93,629,992)	-
Total comprehensive income for the period		(96,650,008)	17,396,682
Profit for the period is attributable to:			
Non-controlling interest		42,363	41,832
Owners of MacKellar Mining Pty Ltd		(3,062,379)	17,354,850
		(3,020,016)	17,396,682
Total comprehensive income for the period is attributable to:			
Non-controlling interest		42,363	41,832
Owners of MacKellar Mining Pty Ltd		(96,692,370)	17,351,850
		(96,650,008)	17,396,682

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

3

MacKellar Group
Condensed statement of financial position

Unaudited	Note	Consolidated September 30, 2023	June 30, 2023
Assets			
Current assets			
Cash and cash equivalents		16,220,244	33,026,667
Trade and other receivables	5	80,443,471	68,817,114
Inventories		18,809,238	18,285,826
Other		4,301,065	5,094,986
Total current assets		119,774,018	125,224,593
Non-current assets			
Investments accounted for using the equity method		405,123	621,209
Property, plant and equipment		531,621,385	679,215,500
Intangibles		3,970,876	3,970,876
Deferred tax		14,992,265	14,624,829
Total non-current assets		550,989,649	698,432,414
Total assets		670,763,667	823,657,007
Liabilities			
Current liabilities			
Trade and other payables	6	51,322,806	56,783,256
Income tax payable		7,009,019	3,003,596
Borrowings	7	66,903,015	75,293,086
Employee benefits		5,391,701	5,812,705
Total current liabilities		130,626,541	140,892,643
Non-current liabilities			
Contract Liabilities		18,241,530	18,722,115
Borrowings	8	169,173,155	176,371,672
Employee benefits		223,341	207,466
Deferred tax		58,824,279	94,462,251
Total non-current liabilities		246,462,305	289,763,504
Total liabilities		377,088,846	430,656,147
Net assets		293,674,821	393,000,860
Equity			
Issued capital		129	129
Revaluation reserve		7,742,712	101,394,851
Tax equalisation reserve		179,158,130	179,158,130
Retained profits		106,773,850	110,165,536
Equity attributable to the owners of MacKellar Group		293,674,821	390,718,646
Non-controlling interest		-	2,282,214
Total equity		293,674,821	393,000,860

The above statement of financial position should be read in conjunction with the accompanying notes

4

MacKellar Group
Condensed statement of changes in equity
For the period ended 30 September 2022

Unaudited

	Issued capital	Revaluation reserve	Tax equalisation reserve	Retained profits	Non-controlling interest	Total equity
Consolidated						
Balance at 1 July 2022	129	116,546,158	132,080,154	76,868,069	1,680,139	327,174,649
Profit after income tax expense for the period	-	-	-	17,354,850	41,832	17,396,682
Other comprehensive income for the period, net of tax						
Taxable distribution in excess of accounting profits	-	-	-	-	-	-
Transfer from Tax equalisation reserve	-	-	-	-	-	-
Revaluation of Plant and Equipment	-	-	-	-	-	-
Transfer from revaluation reserve	-	-	-	-	-	-
Total comprehensive income for the period	-	-	-	17,354,850	41,832	17,396,682
Transactions with owners in their capacity as owners:						
Dividends paid	-	-	-	-	-	-
Trust distributions to beneficiaries external to the group	-	-	-	-	-	-
Balance at 30 September 2022	129	116,546,158	132,080,154	94,222,919	1,721,971	344,571,331

The above statement of changes in equity should be read in conjunction with the accompanying notes

5

MacKellar Group
Condensed statement of changes in equity
For the period ended 30 September 2023

Unaudited

	Issued capital	Revaluation reserve	Tax equalisation reserve	Retained profits	Non-controlling interest	Total equity
Consolidated						
Balance at 1 July 2023	129	101,394,851	179,158,130	110,165,536	2,282,214	393,000,860
Profit after income tax expense for the period	-	-	-	(3,062,379)	42,363	(3,020,016)
Other comprehensive income for the period, net of tax						
Revaluation of Plant and Equipment	-	(93,636,636)	-	-	-	(96,636,636)
Transfer from revaluation reserve	-	(15,503)	-	22,147	-	6,644
Total comprehensive income for the period	-	(93,652,139)	-	(3,040,232)	42,363	(96,650,008)
Transactions with owners in their capacity as owners:						
Dividends paid	-	-	-	-	-	-
Transactions with non-controlling interests	-	-	-	(351,454)	(2,324,577)	(2,676,031)
Balance at 30 September 2023	129	7,742,712	179,158,130	106,773,850	-	293,674,821

The above statement of changes in equity should be read in conjunction with the accompanying notes

6

MacKellar Group
Condensed statement of cash flows

Unaudited	Consolidated Three months ended September 30, 2023	2022
Cash flows from operating activities		
Receipts from customers (inclusive of GST)	144,289,645	117,293,989
Payments to suppliers and employees (inclusive of GST)	(111,769,387)	(76,442,912)
	32,520,258	40,851,077
Interest received	258,249	1,147
Interest and other finance costs paid	(4,408,428)	(2,720,467)
Income taxes paid	(4,317,156)	(28,877)
Net cash from operating activities	24,052,923	38,102,881
Cash flows from investing activities		
Payments for property, plant and equipment	(22,918,843)	(64,695,658)
Proceeds from sale of property, plant and equipment	-	2,071,055
Distribution from Joint venture	301,951	73,900
Transaction with minority interest	(2,653,884)	-
Net cash used in investing activities	(25,270,776)	(62,550,703)
Cash flows from financing activities		
Proceeds from borrowings	511,092	2,044,221
Repayment of borrowings	(4,663,720)	(6,319,767)
Proceeds from Chattel mortgages / capital leases	1,638,038	50,435,781
Repayment of Chattel mortgages / capital leases	(13,074,001)	(11,772,397)
Net cash (used)/from financing activities	(15,588,590)	34,387,838
Net increase/(decrease) in cash and cash equivalents	(16,806,443)	9,940,015
Cash and cash equivalents at the beginning of the financial period	33,026,667	22,847,599
Cash and cash equivalents at the end of the financial period	16,220,224	32,787,614

The above statement of cash flows should be read in conjunction with the accompanying notes

7

MacKellar Group
Notes to the condensed interim consolidated financial statements
30 September 2023

Expressed in Australian dollars
(Unaudited)

Note 1. Basis of preparation

The unaudited condensed interim consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the MacKellar Group as at 30 September 2023 and the results of all subsidiaries and controlled trusts for the period then ended. MacKellar Group is referred to in these financial statements as the 'consolidated entity' or ‘the Company’.

These unaudited condensed interim consolidated financial statements have been prepared in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in the Company’s most recent audited consolidated financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated. These unaudited condensed interim consolidated financial statements do not include all of the disclosures included in MacKellar Group’s audited annual consolidated financial statements, and therefore, they should be read in conjunction with the consolidated entity’s most recent audited annual consolidated financial statements.

Historical cost convention
The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss, financial assets at fair value through other comprehensive income, investment properties, certain classes of property, plant and equipment and derivative financial instruments.

Rounding of amounts
The Company is of a kind referred to in Corporations Instrument 2016/191, issued by the Australian Securities and Investments Commission, relating to 'rounding-off'. Amounts in this report have been rounded off in accordance with that Corporations Instrument to the nearest dollar.

8

MacKellar Group
Notes to the condensed interim consolidated financial statements
30 September 2023

Note 2. Revenue

	Consolidated Three months ended September 30,	
	2023 **$**	**2022** **$**
Revenue from contracts with customers		
Rendering of services	139,287,707	90,083,534
Revenue	139,287,707	90,083,534

Disaggregation of revenue
The disaggregation of revenue from contracts with customers is as follows:

	Consolidated Three months ended September 30,	
	2023 **$**	**2022** **$**
Geographical regions		
Australia	139,287,707	90,083,534
Timing of revenue recognition		
Services transferred over time	139,287,707	90,083,534

9

MacKellar Group
Notes to the condensed interim consolidated financial statements
30 September 2023

Note 3. Other income

	Consolidated Three months ended September 30,	
	2023	**2022**
	$	**$**
Gain/(loss) on disposal of PPE	14,402	58,797
Interest	527,427	1,147
Fuel tax credits	94,922	87,439
Other	2,512,506	677,191
Other income	3,149,257	824,574

Note 4. Expenses

	Consolidated Three months ended September 30,	
	2023	**2022**
	$	**$**
Profit before income tax includes the following specific expenses:		
Finance costs		
Interest and finance charges paid/payable on borrowings	2,914,379	2,439,502
Interest and finance charges paid/payable on lease liabilities/other loans	1,494,049	280,965
Finance costs expensed	4,408,428	2,720,467
Employee benefits expense		
Defined contribution superannuation expense	1,169,232	862,418
Salaries and wages	11,666,752	9,337,427
	12,835,984	10,199,845
Other expenses		
Fuel & fluids	2,069,231	1,471,604
Insurance	491,015	440,765
Administration costs	741,473	184,105
Freight	1,234,698	1,064,447
Other	2,149,264	1,625,569
	6,685,681	4,786,490

10

MacKellar Group
Notes to the condensed interim consolidated financial statements
30 September 2023

Note 5. Current assets - trade and other receivables

	Consolidated	
As at	**September 30, 2023 $**	**June 30, 2023 $**
Trade receivables	67,929,300	57,917,525
Less: Allowance for expected credit losses	-	-
	67,929,300	57,917,525
Loan to related party	8,111,594	9,183,560
Other receivable	4,402,577	1,716,029
Other income	80,443,471	68,817,114

Note 6. Current liabilities - trade and other payables

	Consolidated	
As at	**September 30, 2023 $**	**June 30, 2023 $**
Trade payables	45,516,053	45,059,046
Unpaid present entitlements	-	3,120,177
Loans from related party	-	124,230
GST payable/(receivable)	1,662,582	2,565,901
Sundry creditors and accruals	4,144,171	5,913,902
	51,322,806	56,783,256

Note 7. Current liabilities – borrowings

	Consolidated	
As at	**September 30, 2023 $**	**June 30, 2023 $**
Secured liabilities		
Chattel mortgages / capital leases	57,792,066	66,232,734
Bank loans	9,110,949	9,060,352
	66,903,015	75,293,086

11

MacKellar Group
Notes to the condensed interim consolidated financial statements
30 September 2023

Note 8. Non-current liabilities – borrowings

	Consolidated	
As at	**September 30, 2023 $**	**June 30, 2023 $**
Secured liabilities		
Chattel mortgages / capital leases	161,491,118	166,148,902
Bank loans	7,682,037	9,953,223
	169,173,155	176,102,125

Note 9. Fair value measurement

Fair value hierarchy
The following tables detail the Company's assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3: Unobservable inputs for the asset or liability

For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

As at September 30, 2023, the Company's plant and equipment assets carried at fair value were independently assessed by valuation specialists, resulting in reclassification of plant and equipment at valuation from level 3 to level 2 as noted below.

September 30, 2023	**Level 1** $	**Level 2** $	**Level 3** $	**Total** $
Assets				
Plant and equipment – at valuation	-	455,240,635	-	455,240,635
Total assets	-	455,240,635	-	455,240,635

June 30, 2023	**Level 1** $	**Level 2** $	**Level 3** $	**Total** $
Assets				
Plant and equipment – at valuation	-	-	602,725,799	602,725,799
Total assets	-	-	602,725,799	602,725,799

The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature.

Valuation techniques for fair value measurements categorised within level 3

The basis of the valuation of plant and equipment is fair value. Due to the lack of quoted prices for plant and equipment used in mining applications, this class of asset is classified as level 3 of the fair value hierarchy. The valuation methodology for plant and equipment is based on each assets hire status. Plant and equipment under hire contract at balance date are valued using the income approach (discounted cash flow model), idle plant and equipment are valued using the market approach (valuation by independent third party) & plant and equipment not used in hire applications or non-revenue generating support vehicles are valued using the cost approach.

12

MacKellar Group
Notes to the condensed interim consolidated financial statements
30 September 2023

Note 9. Fair value measurement (continued)

Valuation techniques for fair value measurements categorized within level 2

Independent assessments by valuation specialists having recent experience in the location and category of plant and equipment being valued. Valuations are based on current prices in an active market for similar properties of the same location and condition.

Level 3 assets and liabilities
Movements in level 3 assets and liabilities during the three months ended September 30, 2022:

	Consolidated	
	Plant and equipment at independent revaluation	**Total**
	$	**$**
Balance at 1 July 2022	461,520,420	461,520,420
Additions	61,916,709	61,916,709
Disposals	(1,980,744)	(1,980,744)
Depreciation	(7,604,338)	(7,604,338)
Balance at September 30, 2022	513,852,047	513,852,047

There were no level 3 financial instruments at September 30, 2023.

Note 10: Key management personnel disclosures

Compensation
The aggregate compensation made to directors and other members of key management personnel of the company is set out below:

	Three months ended September 30,	
	2023	**2022**
	$	**$**
Short-term employee benefits	684,743	617,749
Long-term benefits	4,830	27,471
	691,596	647,242

Note 11. Events after the reporting period

No matter or circumstance has arisen since 30 September 2023 that has significantly affected, or may significantly affect the consolidated entity's operations, the results of those operations, or the consolidated entity's state of affairs in future financial years.

13

APPENDIX B
MACKELLAR ANNUAL FINANCIAL STATEMENTS

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group

Consolidated Annual Financial Report - 30 June 2023

1

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Directors' report
30 June 2023

The director presents his report, together with the financial statements, on the consolidated entity (referred to hereafter as the 'consolidated entity') consisting of MacKellar Nominees Pty Ltd (referred to hereafter as the 'company' or 'parent entity') and the entities it controlled at the end of, or during, the year ended 30 June 2023.

Directors
The following persons were directors of the company during the whole of the financial year and up to the date of this report, unless otherwise stated:

Duncan MacKellar (Director since 2003)

Principal activities
During the financial year the principal continuing activities of the company consisted of:
- Provision of mining services

Dividends and distributions
Dividends and distributions paid during the financial year were as follows:

	2023 $	2022 $
Final dividend for the year ended 30 June 2023 of $931.60 (2022: $778.21) per ordinary share	120,117	100,390
Trust distributions to beneficiaries external to the group	3,120,177	2,990,556
	3,240,294	3,090,946

Review of operations
The profit for the consolidated entity after providing for income tax amounted to $88,378,723 (30 June 2022: $41,731,393).

Significant changes in the state of affairs
There were no significant changes in the state of affairs of the company during the financial year.

Matters subsequent to the end of the financial year
Apart from the dividend declared as discussed above, no other matter or circumstance has arisen since 30 June 2023 that has significantly affected, or may significantly affect the company's operations, the results of those operations, or the company's state of affairs in future financial years.

Likely developments and expected results of operations
Information on likely developments in the operations of the company and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the company.

Environmental regulation
The company is not subject to any significant environmental regulation under Australian Commonwealth or State law.

Shares under option
There were no unissued ordinary shares of the company under option outstanding at the date of this report.

Shares issued on the exercise of options
There were no ordinary shares of the company issued on the exercise of options during the year ended 30 June 2023 and up to the date of this report.

Indemnity and insurance of officers
The company has indemnified the directors and executives of the company for costs incurred, in their capacity as a director or executive, for which they may be held personally liable, except where there is a lack of good faith.

During the financial year, the company paid a premium in respect of a contract to insure the directors and executives of the company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

1

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Directors' report
30 June 2023

Indemnity and insurance of auditor
The company has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the company or any related entity against a liability incurred by the auditor.

During the financial year, the company has not paid a premium in respect of a contract to insure the auditor of the company or any related entity.

Proceedings on behalf of the company
No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

Rounding of amounts
The company is of a kind referred to in Corporations Instrument 2016/191, issued by the Australian Securities and Investments Commission, relating to 'rounding-off'. Amounts in this report have been rounded off in accordance with that Corporations Instrument to the nearest thousand dollars, or in certain cases, the nearest dollar.

Auditor's independence declaration
A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors' report.

This This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the directors

DocuSigned by:
Duncan MacKellar
501C29DEB4724C5...

Duncan MacKellar
Director

11 October 2023

2

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

Tel: +61 7 5456 7999
Fax: +61 7 5456 7905
www.bdo.com.au

Level 3/2 Emporio Place
2 Maroochy Boulevard
Maroochydore QLD 4558
PO Box 5800 Maroochydore QLD 4558
Australia

DECLARATION OF INDEPENDENCE BY BRUCE SWAN TO THE DIRECTORS OF MACKELLAR NOMINEES PTY LTD

As lead auditor of MacKellar Nominees Pty Ltd for the year ended 30 June 202, I declare that, to the best of my knowledge and belief, there have been:

1. No contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
2. No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of MacKellar Nominees Pty Ltd and the entities it controlled during the period.

DocuSigned by:
F649AE520CB94FE...

Bruce Swan
Director

BDO Audit Pty Ltd

11 October 2023

3

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Contents
30 June 2023

Statement of profit or loss and other comprehensive income	5
Statement of financial position	6
Statement of changes in equity	7
Statement of cash flows	9
Notes to the financial statements	10
Directors' declaration	43
Independent auditors report	44

General information

The financial statements cover the MacKellar Group as a consolidated entity consisting of MacKellar Nominees Pty Ltd and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is MacKellar Group's functional and presentation currency.

MacKellar Nominees Pty Ltd is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	**Principal place of business**
Level 3, 2 Emporio Place Maroochydore QLD 4558	4 National Park Road Nambour QLD 4560

A description of the nature of the consolidated entity's operations and its principal activities are included in the directors' report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 1 October 2023. The directors have the power to amend and reissue the financial statements.

4

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Statement of profit or loss and other comprehensive income
For the year ended 30 June 2023

	Note	Consolidated 2023 $	2022 $
Revenue	3	425,861,159	299,768,140
Share of profits of associates accounted for using the equity method	4	655,334	(53,878)
Other income	5	14,660,431	5,003,628
Expenses			
Employee benefits expense	6	(51,225,825)	(90,813,837)
Subcontracted labour expense		(116,847,376)	(19,554,556)
Repairs and Maintenance expense		(44,917,062)	(30,557,608)
Production & materials		(51,763,288)	(39,847,614)
Hire equipment charges		(10,503,782)	(16,778,154)
Depreciation & amortisation expense	6	(37,834,860)	(25,879,541)
Gain/(loss) on revaluation of plant and equipment		16,395,786	(13,491,547)
Other expenses	6	(22,865,476)	(13,099,320)
Finance costs	6	(13,879,606)	(7,444,529)
Profit before income tax expense		107,735,435	47,251,184
Income tax expense	7	(19,356,712)	(5,519,791)
Profit after income tax expense for the year		88,378,723	41,731,393
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Increase / (decrease) to tax equalisation reserve		47,077,976	18,962,654
Transfer to Tax equalisation reserve		(47,077,976)	(18,962,654)
Revaluation of plant and equipment		(19,313,828)	4,170,270
Realisation of revaluation reserve		1,670	1,279
Other comprehensive income for the year, net of tax		(19,312,156)	4,171,549
Total comprehensive income for the year		69,066,567	45,902,942
Profit for the year is attributable to:			
Non-controlling interest	37	508,835	91,278
Owners of MacKellar Mining Pty Ltd		87,869,888	41,640,115
		88,378,723	41,731,393
Total comprehensive income for the year is attributable to:			
Non-controlling interest	37	602,075	1,904,126
Owners of MacKellar Mining Pty Ltd		68,464,492	43,998,816
		69,066,567	45,902,942

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

5

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Statement of financial position
As at 30 June 2023

	Note	Consolidated 2023 $	2022 $
Assets			
Current assets			
Cash and cash equivalents	8	33,026,667	22,847,599
Trade and other receivables	9	68,817,114	60,235,886
Inventories	10	18,285,826	15,952,294
Income tax receivable	11	-	478,746
Other	12	5,094,986	4,304,022
Total current assets		125,224,593	103,818,547
Non-current assets			
Investments accounted for using the equity method	13	621,209	302,825
Property, plant and equipment	14	679,215,500	516,613,668
Intangibles	15	3,970,876	3,970,876
Deferred tax	16	14,624,829	10,654,243
Total non-current assets		698,432,414	531,541,612
Total assets		823,657,007	635,360,159
Liabilities			
Current liabilities			
Trade and other payables	17	56,783,256	37,865,783
Income tax payable	11	3,003,596	-
Borrowings	18	75,293,086	52,170,011
Employee benefits	19	5,812,705	4,049,338
Total current liabilities		140,892,643	94,085,132
Non-current liabilities			
Contract Liabilities	20	18,722,115	16,020,786
Borrowings	21	176,371,672	155,593,888
Employee benefits	22	207,466	307,273
Deferred tax	23	94,462,251	42,178,431
Total non-current liabilities		289763504	214,100,378
Total liabilities		430,656,147	308,185,510
Net assets		393,000,860	327,174,649
Equity			
Issued capital	24	129	129
Revaluation reserve	26	101,394,851	116,546,158
Tax equalisation reserve	26	179,158,130	132,080,155
Retained profits		110,165,536	76,868,068
Equity attributable to the owners of MacKellar Group		390,718,646	325,494,510
Non-controlling interest		2,282,214	1,680,139
Total equity		393,000,860	327,174,649

The above statement of financial position should be read in conjunction with the accompanying notes

6

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Statement of changes in equity
For the year ended 30 June 2023

Consolidated	**Issued capital $**	**Revaluation reserve $**	**Tax equalisation reserve $**	**Retained profits $**	**Non-controlling interest $**	**Total equity $**
Balance at 1 July 2021	129	113,690,707	113,184,379	58,301,664	-	285,176,879
Minor correction to opening balance	-	-	(554,190)	(1,024,375)	-	(1,578,565)
	129	**113,690,707**	**112,630,189**	**57,277,289**	**-**	**283,598,314**
Profit after income tax expense for the year	-	-	-	41,640,115	91,278	41,731,393
Other comprehensive income for the year, net of tax						
Taxable distribution in excess of accounting profits	-	-	-	-	-	-
Transfer from Tax equalisation reserve	-	-	18,962,654	(18,962,654)	-	-
Revaluation of Plant and Equipment	-	4,394,258	-	-	(223,987)	4,170,271
Transfer from revaluation reserve	-	(1,538,807)	487,311	4,265	-	(1,047,231)
Total comprehensive income for the year	-	2,855,451	19,449,965	22,681,726	(132,709)	44,854,433
Transactions with owners in their capacity as owners:						
Effects of business combination	-	-	-	-	1,812,848	1,812,848
Dividends paid	-	-	-	(100,390)	-	(100,390)
Trust distributions to beneficiaries external to the group	-	-	-	(2,990,556)	-	(2,990,556)
Balance at 30 June 2022	129	116,546,158	132,080,154	76,868,069	1,680,139	327,174,649

The above statement of changes in equity should be read in conjunction with the accompanying notes

7

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Statement of changes in equity
For the year ended 30 June 2023

Consolidated	**Issued capital $**	**Revaluation reserve $**	**Tax equalisation reserve $**	**Retained profits $**	**Non-controlling interest $**	**Total equity $**
Balance at 1 July 2022	129	116,546,158	132,080,154	76,868,069	1,680,139	327,174,649
Minor correction to opening balance	-	4,255,761	-	(4,255,761)	-	-
	129	**120,801,919**	**132,080,154**	**72,612,308**	**1,680,139**	**327,174,649**
Profit after income tax expense for the year	-	-	-	87,869,888	508,835	88,378,723
Other comprehensive income for the year, net of tax						
Taxable distribution in excess of accounting profits	-	-	-	-	-	-
Transfer from Tax equalisation reserve	-	-	47,077,976	(47,077,976)	-	-
Revaluation of Plant and Equipment	-	(19,407,068)	-	-	93,240	(19,313,828)
Transfer from revaluation reserve	-	-	-	1,670	-	1,670
Total comprehensive income for the year	-	(19,407,068)	47,077,976	40,793,582	602,075	69,066,565
Transactions with owners in their capacity as owners:						
Effects of business combination	-	-	-	-	-	-
Dividends paid	-	-	-	(120,177)	-	(120,177)
Trust distributions to beneficiaries external to the group	-	-	-	(3,120,177)	-	(3,120,177)
Balance at 30 June 2023	129	101,394,851	179,158,130	110,165,536	2,282,214	393,000,860

The above statement of changes in equity should be read in conjunction with the accompanying notes

8

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Statement of cash flows
For the year ended 30 June 2023

	Note	Consolidated 2023 $	Consolidated 2022 $
Cash flows from operating activities			
Receipts from customers (inclusive of GST)		478,409,776	319,321,228
Payments to suppliers and employees (inclusive of GST)		(329,893,324)	(229,214,574)
		148,581,452	90,106,654
Interest received		258,249	233,060
Interest and other finance costs paid		(13,879,606)	(7,444,529)
Income taxes paid		(3,331,831)	2,943,370
Net cash from operating activities		131,628,264	85,838,555
Cash flows from investing activities			
Cash acquired though business combination		-	4,178,035
Payments for property, plant and equipment		(468,107,932)	(41,064,054)
Proceeds from sale of property, plant and equipment		331,609,726	6,349,830
Distribution from Joint venture		336,950	374,343
Net cash used in investing activities		(136,161,256)	(30,161,846)
Cash flows from financing activities			
Repayment of borrowings		(9,627,023)	(9,576,410)
Proceeds from Chattel mortgages / capital leases		124,202,590	-
Repayment of Chattel mortgages / capital leases		(96,623,153)	(32,153,746)
Trust distributions/dividends paid		(3,240,354)	(3,090,946)
Net cash (used)/from financing activities		14,712,060	(44,821,102)
Net increase/(decrease) in cash and cash equivalents		10,179,068	10,855,607
Cash and cash equivalents at the beginning of the financial year		22,847,599	11,991,992
Cash and cash equivalents at the end of the financial year	8	33,026,667	22,847,599

The above statement of cash flows should be read in conjunction with the accompanying notes

9

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted
The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Basis of preparation
These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IASB').

Historical cost convention
The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss, financial assets at fair value through other comprehensive income, investment properties, certain classes of property, plant and equipment and derivative financial instruments.

Critical accounting estimates
The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2.

Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the MacKellar Group as at 30 June 2023 and the results of all subsidiaries and controlled trusts for the year then ended. MacKellar Group is referred to in these financial statements as the 'consolidated entity'.

Subsidiaries and controlled trusts are all those entities over which the consolidated entity has control. The consolidated entity controls an entity when the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries and controlled trusts are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the consolidated entity.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of profit or loss and other comprehensive income, statement of financial position and statement of changes in equity of the consolidated entity. Losses incurred by the consolidated entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.

Where the consolidated entity loses control over a subsidiary or trust , it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The consolidated entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

10

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

Foreign currency translation

The financial statements are presented in Australian dollars, which is MacKellar Group's functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Revenue recognition

The consolidated entity recognises revenue as follows:

Revenue from contracts with customers

Revenue is recognised at an amount that reflects the consideration to which the consolidated entity is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the consolidated entity: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognises revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Variable consideration within the transaction price, if any, reflects concessions provided to the customer such as discounts, rebates and refunds, any potential bonuses receivable from the customer and any other contingent events. Such estimates are determined using either the 'expected value' or 'most likely amount' method. The measurement of variable consideration is subject to a constraining principle whereby revenue will only be recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The measurement constraint continues until the uncertainty associated with the variable consideration is subsequently resolved. Amounts received that are subject to the constraining principle are recognised as a refund liability.

Rendering of services

Revenue from a contract to provide services is recognised over time as the services are rendered based on either a fixed price or an hourly rate.

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Rent

Rent revenue from investment properties is recognised on a straight-line basis over the lease term. Lease incentives granted are recognised as part of the rental revenue. Contingent rentals are recognised as income in the period when earned.

Other revenue

Other revenue is recognised when it is received or when the right to receive payment is established.

Income tax

The income tax expense or benefit for the period is the tax payable on that period's taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

11

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:
- When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or
- When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of recognised and unrecognised deferred tax assets are reviewed at each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Current and non-current classification
Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in the consolidated entity's normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in the consolidated entity's normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. For the statement of cash flows presentation purposes, cash and cash equivalents also includes bank overdrafts, which are shown within borrowings in current liabilities on the statement of financial position.

Trade and other receivables
Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days.

The consolidated entity has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue.

Other receivables are recognised at amortised cost, less any allowance for expected credit losses.

Contract assets
Contract assets are recognised when the consolidated entity has transferred goods or services to the customer but where the consolidated entity is yet to establish an unconditional right to consideration. Contract assets are treated as financial assets for impairment purposes.

12

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

Customer acquisition costs
Customer acquisition costs are capitalised as an asset where such costs are incremental to obtaining a contract with a customer and are expected to be recovered. Customer acquisition costs are amortised on a straight-line basis over the term of the contract.

Costs to obtain a contract that would have been incurred regardless of whether the contract was obtained or which are not otherwise recoverable from a customer are expensed as incurred to profit or loss. Incremental costs of obtaining a contract where the contract term is less than one year is immediately expensed to profit or loss.

Customer fulfilment costs
Customer fulfilment costs are capitalised as an asset when all the following are met: (i) the costs relate directly to the contract or specifically identifiable proposed contract; (ii) the costs generate or enhance resources of the consolidated entity that will be used to satisfy future performance obligations; and (iii) the costs are expected to be recovered. Customer fulfilment costs are amortised on a straight-line basis over the term of the contract.

Right of return assets
Right of return assets represents the right to recover inventory sold to customers and is based on an estimate of customers who may exercise their right to return the goods and claim a refund. Such rights are measured at the value at which the inventory was previously carried prior to sale, less expected recovery costs and any impairment.

Inventories
Inventories are comprised of spare parts used in the repair of plant and equipment and are valued at cost. Costs incurred in bringing each product to its existing location and condition are accounted for at purchase cost on a first-in, first-out basis. The cost of purchase comprises the purchase price including import duties and other taxes (other than those subsequently recoverable by the entity from the taxing authorities) transport, handling and other costs directly attributable to the acquisition of inventories. Volume discounts and rebates are included in determining the cost of purchase.

Associates
Associates are entities over which the consolidated entity has significant influence but not control or joint control. Investments in associates are accounted for using the equity method. Under the equity method, the share of the profits or losses of the associate is recognised in profit or loss and the share of the movements in equity is recognised in other comprehensive income. Investments in associates are carried in the statement of financial position at cost plus post-acquisition changes in the consolidated entity's share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Dividends received or receivable from associates reduce the carrying amount of the investment.

When the consolidated entity's share of losses in an associate equals or exceeds its interest in the associate, including any unsecured long-term receivables, the consolidated entity does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The consolidated entity discontinues the use of the equity method upon the loss of significant influence over the associate and recognises any retained investment at its fair value. Any difference between the associate's carrying amount, fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

Investments and other financial assets
Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. Such assets are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on both the business model within which such assets are held and the contractual cash flow characteristics of the financial asset unless an accounting mismatch is being avoided.

Financial assets are derecognised when the rights to receive cash flows have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership. When there is no reasonable expectation of recovering part or all of a financial asset, it's carrying value is written off.

13

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

Financial assets at fair value through profit or loss
Financial assets not measured at amortised cost or at fair value through other comprehensive income are classified as financial assets at fair value through profit or loss. Typically, such financial assets will be either: (i) held for trading, where they are acquired for the purpose of selling in the short-term with an intention of making a profit, or a derivative; or (ii) designated as such upon initial recognition where permitted. Fair value movements are recognised in profit or loss.

Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income include equity investments which the consolidated entity intends to hold for the foreseeable future and has irrevocably elected to classify them as such upon initial recognition.

Impairment of financial assets
The consolidated entity recognises a loss allowance for expected credit losses on financial assets which are either measured at amortised cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the consolidated entity's assessment at the end of each reporting period as to whether the financial instrument's credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset's lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset's lifetime expected credit losses. The amount of expected credit loss recognised is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.

For financial assets mandatorily measured at fair value through other comprehensive income, the loss allowance is recognised in other comprehensive income with a corresponding expense through profit or loss. In all other cases, the loss allowance reduces the asset's carrying value with a corresponding expense through profit or loss.

Property, plant and equipment

Plant and equipment is stated at fair value based on a value in use computation. All other classes of property, plant and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the consolidated entity. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss. Any revaluation surplus reserve relating to the item disposed of is transferred directly to retained profits.

Right-of-use assets
A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

14

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the consolidated entity expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

The consolidated entity has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

Intangible assets
Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of the acquisition. Intangible assets acquired separately are initially recognised at cost. Indefinite life intangible assets are not amortised and are subsequently measured at cost less any impairment. Finite life intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from the derecognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

Goodwill
Goodwill arises on the acquisition of a business. Goodwill is not amortised. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

Customer contracts
Customer contracts acquired in a business combination are amortised on a straight-line basis over the period of their expected benefit, being their finite life of 5 years.

Impairment of non-financial assets
Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset's fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Trade and other payables
These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Contract liabilities
Contract liabilities represent the consolidated entity's obligation to transfer goods or services to a customer and are recognised when a customer pays consideration, or when the consolidated entity recognises a receivable to reflect its unconditional right to consideration (whichever is earlier) before the consolidated entity has transferred the goods or services to the customer.

Refund liabilities
Refund liabilities are recognised where the consolidated entity receives consideration from a customer and expects to refund some, or all, of that consideration to the customer. A refund liability is measured at the amount of consideration received or receivable for which the consolidated entity does not expect to be entitled and is updated at the end of each reporting period for changes in circumstances. Historical data is used across product lines to estimate such returns at the time of sale based on an expected value methodology.

15

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

Borrowings
Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

Lease liabilities
A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the consolidated entity's incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

Finance costs
Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred.

Provisions
Provisions are recognised when the consolidated entity has a present (legal or constructive) obligation as a result of a past event, it is probable the consolidated entity will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognised as a finance cost.

Employee benefits

Short-term employee benefits
Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits
The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Defined contribution superannuation expense
Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.

Fair value measurement
When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

16

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Dividends are recognised when declared during the financial year and no longer at the discretion of the company.

Business combinations

The acquisition method of accounting is used to account for business combinations regardless of whether equity instruments or other assets are acquired.

The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree's identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.

On the acquisition of a business, the consolidated entity assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the consolidated entity's operating or accounting policies and other pertinent conditions in existence at the acquisition-date.

Where the business combination is achieved in stages, the consolidated entity remeasures its previously held equity interest in the acquiree at the acquisition-date fair value and the difference between the fair value and the previous carrying amount is recognised in profit or loss.

Contingent consideration to be transferred by the acquirer is recognised at the acquisition-date fair value. Subsequent changes in the fair value of the contingent consideration classified as an asset or liability is recognised in profit or loss. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.

The difference between the acquisition-date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognised as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognised as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer's previously held equity interest in the acquirer.

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value.

Goods and Services Tax ('GST') and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

17

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 1. Significant accounting policies (continued)

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

Rounding of amounts

The company is of a kind referred to in Corporations Instrument 2016/191, issued by the Australian Securities and Investments Commission, relating to 'rounding-off'. Amounts in this report have been rounded off in accordance with that Corporations Instrument to the the nearest dollar.

Note 2. Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Allowance for expected credit losses
The allowance for expected credit losses assessment requires a degree of estimation and judgement. It is based on the lifetime expected credit loss, grouped based on days overdue, and makes assumptions to allocate an overall expected credit loss rate for each group. These assumptions include recent sales experience and historical collection rates.

Provision for impairment of inventories
The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and other factors that affect inventory obsolescence.

Estimation of useful lives of assets
The consolidated entity determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Goodwill and other indefinite life intangible assets
The consolidated entity tests annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill and other indefinite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows.

Impairment of non-financial assets other than goodwill and other indefinite life intangible assets
The consolidated entity assesses impairment of non-financial assets other than goodwill and other indefinite life intangible assets at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculations, which incorporate a number of key estimates and assumptions.

18

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 2. Critical accounting judgements, estimates and assumptions (continued)

Income tax
The consolidated entity is subject to income taxes in the jurisdictions in which it operates. Significant judgement is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The consolidated entity recognises liabilities for anticipated tax audit issues based on the consolidated entity's current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Recovery of deferred tax assets
Deferred tax assets are recognised for deductible temporary differences only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Employee benefits provision
As discussed in note 1, the liability for employee benefits expected to be settled more than 12 months from the reporting date are recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, estimates of attrition rates and pay increases through promotion and inflation have been taken into account.

Business combinations
As discussed in note 1, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the consolidated entity taking into consideration all available information at the reporting date. Fair value adjustments on the finalisation of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortisation reported.

Note 3. Revenue

	Consolidated	
	2023	**2022**
	$	**$**
Revenue from contracts with customers		
Rendering of services	425,861,159	299,768,140
Revenue	425,861,159	299,768,140

Disaggregation of revenue
The disaggregation of revenue from contracts with customers is as follows:

	Consolidated	
	2023	**2022**
	$	**$**
Geographical regions		
Australia	425,861,159	299,768,140
Timing of revenue recognition		
Services transferred over time	425,861,159	299,768,140

19

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 4. Share of profits of associates accounted for using the equity method

	Consolidated	
	2023	2022
	$	$
Share of profit/(loss) - associates	655,334	(53,878)

Note 5. Other income

	Consolidated	
	2023	2022
	$	$
Gain on bargain purchase	-	2,524,111
Gain/(loss) on disposal of PPE	5,276,562	(162,268)
Insurance recoveries	762,613	-
Interest	258,249	233,060
Fuel tax credits	733,286	769,729
Other	7,629,721	1,638,996
Other income	14,660,431	5,003,628

Note 6. Expenses

	Consolidated	
	2023	2022
	$	$
Profit before income tax includes the following specific expenses:		
Finance costs		
Interest and finance charges paid/payable on borrowings	12,315,318	5,483,527
Interest and finance charges paid/payable on lease liabilities	1,564,288	1,961,002
	13,879,606	7,444,529
Employee benefits expense		
Defined contribution superannuation expense	3,896,122	6,534,406
Salaries and wages	47,329,703	84,279,431
	51,225,825	90,813,837
Depreciation		
Plant and equipment - at independent valuation	33,967,377	22,760,938
Plant and equipment - at cost	2,468,709	1,961,739
Plant (other) - at cost	443,796	295,199
Land and buildings	155,729	281,627
Motor vehicles	767,733	523,266
Motel and equipment	1,522	13,793
Rental property assets	29,994	42,979
	37,834,860	25,879,541
Other expenses		
Fuel & fluids	8,019,320	3,771,420
Insurance	1,711,435	677,499
Administration costs	1,680,695	1,178,016
Freight	4,448,854	3,044,165
Other	7,005,172	4,428,220
	22,865,476	13,099,320

20

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 7. Income tax expense

	Consolidated	
	2023	2022
	$	$
Income tax expense		
Current tax	(28,956,522)	(97,429)
Deferred tax - origination and reversal of temporary differences	48,313,234	5,617,220
Aggregate income tax expense	19,356,712	5,519,791
Deferred tax included in income tax expense comprises:		
Decrease/(Increase) in deferred tax assets (note 16)	(3,970,586)	1,262,842
Increase/(decrease) in deferred tax liabilities (note 23)	52,283,820	4,354,378
Deferred tax - origination and reversal of temporary differences	48,313,234	5,617,220
Numerical reconciliation of income tax expense and tax at the statutory rate		
Profit before income tax expense	107,735,435	47,251,184
Tax at the statutory tax rate of 30%	32,320,630	14,175,355
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:	(12,963,918)	(8,655,564)
Income tax expense	19,356,712	5,519,791

	Consolidated	
	2023	2022
	$	$
Amounts charged/(credited) directly to equity		
Deferred tax liabilities (note 23)	8,317,314	1,833,254
	8,317,314	1,833,254

Note 8. Current assets - cash and cash equivalents

	Consolidated	
	2023	2022
	$	$
Cash at bank	33,026,667	22,847,599
	33,026,667	22,847,599

21

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 9. Current assets - trade and other receivables

	Consolidated 2023 $	Consolidated 2022 $
Trade receivables	57,917,525	54,036,757
Less: Allowance for expected credit losses	-	-
	57,917,525	54,036,757
Loan to related party	9,183,560	4,485,535
Other receivable	1,716,029	1,713,594
	68,817,114	60,235,886

Note 10. Current assets - inventories

	Consolidated 2023 $	Consolidated 2022 $
Spare parts	18,285,826	15,952,294
	18,285,826	15,952,294

Note 11. Current assets - income tax receivable/(payable)

	Consolidated 2023 $	Consolidated 2022 $
Income tax receivable/(payable)	(3,003,596)	478,746

Note 12. Current assets - other

	Consolidated 2023 $	Consolidated 2022 $
Prepayments	5,094,986	4,304,022
	5,094,986	4,304,022

Note 13 Non-current assets - investments accounted for using the equity method

	Consolidated 2023 $	Consolidated 2022 $
Investment in associate	621,209	302,825

Refer to note 37 for further information on interests in associates.

22

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 14. Non-current assets - property, plant and equipment

	Consolidated 2023 $	Consolidated 2022 $
Plant and equipment - at valuation	602,725,799	461,520,420
Plant and equipment - at cost	62,905,700	42,723,584
Less: Accumulated depreciation	(5,372,653)	(4,664,051)
	57,533,047	38,059,533
Plant (other) - at cost	1,757,781	1,323,674
Less: Accumulated depreciation	(1,176,382)	(732,586)
	581,399	591,088
Land and buildings - at cost	7,091,597	7,760,798
Less: Accumulated depreciation	(1,310,219)	(1,610,083)
	5,781,378	6,150,715
Motor vehicles - at cost	6,575,651	6,261,944
Less: Accumulated depreciation	(1,026,441)	(2,234,106)
	5,549,210	4,027,838
Motel and equipment - at cost	-	127,294
Less: Accumulated depreciation	-	(110,902)
	-	16,392
Rental property assets - at cost	350,924	348,315
Less: Accumulated depreciation	(139,429)	(119,336)
	211,495	228,979
Work in progress	6,833,172	6,018,703
	679,215,500	516,613,668

Refer to note 29 for further information on fair value measurement.

23

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 14. Non-current assets - property, plant and equipment (continued)

	Plant and Equipment At Valuation	Plant and Equipment At Cost	Plant – Other At cost	Land & Buildings At cost	Motor Vehicles At cost	Motel Plant & Equipment At cost	Rental Property Assets At cost	Work in - progress	Total At cost
Cost or deemed cost									
Balance at 1 July 2021	332,696,986	41,181,617	694,525	5,713,104	4,536,349	127,294	330,828	6,914,060	392,194,763
Acquisition through business combination	64,113,721	-	420,000	1,296,361	236,101	-	-	769,225	66,835,408
Additions	88,503,909	1,541,967	385,603	751,333	1,555,836	-	17,487	10,801,861	103,557,996
Disposals	(6,736,933)	-	(176,454)	-	(66,342)	-	-	-	(6,979,729)
Transfers to inventory	(2,655,238)	-	-	-	-	-	-	-	(2,655,238)
Transfers from work in progress	12,466,443	-	-	-	-	-	-	(12,466,443)	-
Transfer from Acc. Depn	(22,359,752)	-	-	-	-	-	-	-	(22,359,752)
Revaluation of plant and equipment	(4,508,716)	-	-	-	-	-	-	-	(4,508,716)
Balance at 30 June 2022	461,520,420	42,723,584	1,323,674	7,760,798	6,261,944	127,294	348,315	6,018,703	526,084,732
Accumulated depreciation and impairment losses									
Balance at 1 July 2021	-	(2,702,312)	(478,913)	(897,687)	(1,763,874)	(97,109)	(76,358)	-	(6,016,253)
Acquisition through business combination	-	-	(133,253)	(430,769)	-	-	-	-	(564,022)
Depreciation for the year	(22,760,938)	(1,961,739)	(295,199)	(281,627)	(523,266)	(13,793)	(42,978)	-	(25,879,540)
Disposals	401,186	-	174,779	-	53,034	-	-	-	628,999
Transfer to Cost	22,359,752	-	-	-	-	-	-	-	22,359,752
Balance at 30 June 2022	-	(4,664,051)	(732,586)	(1,610,083)	(2,234,106)	(110,902)	(119,336)	-	(9,471,064)
Carrying amounts									
at 1 July 2021	332,696,986	38,479,305	215,612	4,815,417	2,772,475	30,185	254,470	6,914,060	386,178,510
at 30 June 2022	461,520,420	38,059,533	591,088	6,150,715	4,027,838	16,392	228,979	6,018,703	516,613,668

24

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 14. Non-current assets - property, plant and equipment (continued)

	Plant and Equipment At Valuation	Plant and Equipment At Cost	Plant – Other At cost	Land & Buildings At cost	Motor Vehicles At cost	Motel Plant & Equipment At cost	Rental Property Assets At cost	Work in - progress	Total At cost
Cost or deemed cost									
Balance at 1 July 2022	461,520,420	42,723,584	1,323,674	7,760,798	6,261,944	127,294	348,315	6,018,703	526,084,732
Additions	439,826,445	25,948,445	434,107	1,304,049	3,696,862	-	12,734	25,561,410	496,784,052
Disposals	(333,003,796)	(6,487,221)	-	(1,252,358)	(3,383,155)	(127,294)	(10,125)	-	(344,263,949)
Transfers to inventory	(52,501)	-	-	-	-	-	-	(1,185,572)	(1,238,073)
Transfers from work in progress	22,067,568	-	-	-	-	-	-	(23,561,369)	(1,493,801)
Transfers	-	720,892	-	(720,892)	-	-	-	-	-
Transfer from Acc. Depn	(20,345,816)	-	-	-	-	-	-	-	(20,345,816)
Revaluation of plant and equipment	32,713,479	-	-	-	-	-	-	-	32,713,479
Balance at 30 June 2023	602,725,799	62,905,700	1,757,781	7,091,597	6,575,651	-	350,924	6,833,172	688,240,624
Accumulated depreciation and impairment losses									
Balance at 1 July 2022	-	(4,664,051)	(732,586)	(1,610,083)	(2,234,106)	(110,902)	(119,336)	-	(9,471,064)
Depreciation for the year	(33,967,377)	(2,468,709)	(443,796)	(155,729)	(767,733)	(1,522)	(29,994)	-	(37,834,860)
Disposals	13,621,561	1,760,107	-	455,593	1,975,398	112,424	9,901	-	17,934,984
Transfer to Cost	20,345,816	-	-	-	-	-	-	-	20,345,816
Balance at 30 June 2023	-	(5,372,653)	(1,176,382)	(1,310,219)	(1,026,441)	-	(139,429)	-	(9,025,124)
Carrying amounts									
at 1 July 2022	461,520,420	38,059,533	591,088	6,150,715	4,027,838	16,392	228,979	6,018,703	516,613,668
at 30 June 2023	602,725,799	57,533,047	581,399	5,781,378	5,549,210	-	211,495	6,833,172	679,215,500

25

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 15. Non-current assets - intangibles

	Consolidated 2023 $	Consolidated 2022 $
Goodwill	3,970,876	3,970,876
Less: Impairment	-	-
	3,970,876	3,970,876
Software - at cost	66,635	66,635
Less: Accumulated amortisation	(66,635)	(66,635)
	-	-
	3,970,876	3,970,876

Reconciliations
Reconciliations of the written down values at the beginning and end of the current financial year are set out below:

Consolidated	Goodwill $	Software $	Total $
Balance at 1 July 2021	1,878,861	-	1,878,861
Additions through business combinations (note 35)	2,092,015	-	2,092,015
Balance at 30 June 2022	3,970,876	-	3,970,876
Balance at 30 June 2023	3,970,876	-	3,970,876

Note 16. Non-current assets - deferred tax

	Consolidated 2023 $	Consolidated 2022 $
Deferred tax asset comprises temporary differences attributable to:		
Amounts recognised in profit or loss:		
Property, plant and equipment	9,711,967	5,729,318
Employee benefits	1,750,255	1,306,983
Carried forward tax losses	2,389,587	3,222,100
Other	773,020	395,842
Deferred tax asset	14,624,829	10,654,243
Movements:		
Opening balance	10,654,243	11,917,085
Credited to profit or loss (note 7)	3,970,586	(4,399,609)
Additions through business combinations (note 28)	-	3,136,767
Closing balance	14,624,829	10,654,243

26

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 17. Current liabilities - trade and other payables

	Consolidated	
	2023	2022
	$	$
Trade payables	45,059,046	31,486,083
Unpaid present entitlements	3,120,177	2,990,556
Loans from related party	124,230	1,233,283
GST payable/(receivable)	2,565,901	697,067
Sundry creditors and accruals	5,913,902	1,458,794
	56,783,256	37,865,783

Refer to note 28 for further information on financial instruments.

Note 18. Current liabilities - borrowings

	Consolidated	
	2023	2022
	$	$
Secured liabilities		
Chattel mortgages / capital leases	66,232,734	43,359,469
Bank loans	9,060,352	8,810,542
	75,293,086	52,170,011

Refer to note 21 for further information on assets pledged as security and financing arrangements.

Refer to note 43 for further information on financial instruments.

Note 19. Current liabilities - employee benefits

	Consolidated	
	2023	2022
	$	$
Annual leave	4,808,474	3,435,823
Long service leave	1,004,231	613,515
	5,812,705	4,049,338

27

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 20. Non-current liabilities - contract liabilities

	Consolidated	
	2023	**2022**
	$	**$**
Contract liabilities	18,722,115	16,020,786

Reconciliation
Reconciliation of the written down values at the beginning and end of the current and previous financial year are set out below:

Opening balance	16,020,786	-
Payments received in advance	2,701,329	16,020,786
Closing balance	18,722,115	16,020,786

Unsatisfied performance obligations
The aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied at the end of the reporting period was $18,722,115 as at 30 June 2023 ($16,020,786 as at 30 June 2022) and is expected to be recognised as revenue in future periods as follows:

	2023	**2022**
	$	**$**
36 to 48 months	18,722,115	16,020,786
	18,722,115	16,020,786

Note 21. Non-current liabilities - borrowings

	Consolidated	
	2023	**2022**
	$	**$**
Secured liabilities		
Chattel mortgages / capital leases	166,148,902	136,621,178
Bank loans	9,953,223	18,972,710
Bank loans	176,371,672	155,593,888

Total secured liabilities
The total secured liabilities (current and non-current) are as follows:

	Consolidated	
	2023	**2022**
	$	**$**
Chattel mortgages / capital leases	232,651,183	179,980,647
Bank loans	19,013,575	27,783,252
	251,664,758	207,763,899

28

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Assets pledged as security

Other lending
The borrowing facilities are secured by the equipment being financed, fully interlocking guarantee and indemnity between Mackellar Mining Equipment Pty Ltd in its own right and as trustee for MacKellar Mining Equipment Unit Trust, MacKellar Nominees Pty Ltd in its own right and as trustee for the Duncan MacKellar Holding Trust, Jalgrid (WA) Pty Ltd, Mackmine Pty Ltd, MWA Investments Pty Ltd, MacKellar Mining Pty Ltd, Sov Plus Enterprises Pty Ltd, Western Plant Holdings Pty Ltd, Western Plant Hire (WA) Pty Ltd, WPH Assets Pty Ltd and a personal guarantee from Duncan MacKellar.

Club Financing

On 8 July 2020, the Group refinanced all of the ANZ debt through a new club structure comprised of The Commonwealth Bank of Australia, Macquarie Bank and Caterpillar Finance.

The borrowing facilities are secured by the equipment being financed, fully interlocking guarantee and indemnity between Mackellar Mining Equipment Pty Ltd in its own right and as trustee for MacKellar Mining Equipment Unit Trust, MacKellar Nominees Pty Ltd in its own right and as trustee for the Duncan MacKellar Holding Trust, Jalgrid (WA) Pty Ltd, Mackmine Pty Ltd, MWA Investments Pty Ltd, MacKellar Mining Pty Ltd, Sov Plus Enterprises Pty Ltd, Western Plant Holdings Pty Ltd, Western Plant Hire (WA) Pty Ltd and WPH Assets Pty Ltd . The Club facility is also secured by a personal guarantee from Duncan MacKellar and a General Security Agreement ('GSA') over the Group entities.

Financing arrangements
Unrestricted access was available at the reporting date to the following lines of credit:

	Consolidated	
	2023	2022
	$	$
Total facilities		
Chattel mortgages / capital leases	305,986,425	297,216,748
Bank loans	19,013,575	27,783,252
	325,000,000	323,179,338
Used at the reporting date		
Chattel mortgages / capital leases	232,651,183	179,980,647
Bank loans	19,013,575	27,783,252
	251,664,758	207,763,899
Unused at the reporting date		
Chattel mortgages / capital leases	73,335,242	115,415,439
Bank loans	-	-
	73,335,242	115,415,439

Refer to note 28 for further information on financial instruments.

Note 22. Non-current - employee benefits

	Consolidated	
	2023	2022
	$	$
Long service leave	207,466	307,273

29

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 23. Non-current liabilities - deferred tax

	Consolidated	
	2023 $	2022 $
Deferred tax liability comprises temporary differences attributable to:		
Amounts recognised in profit or loss:		
Property, plant and equipment	86,144,937	34,164,529
Amounts recognised in equity:		
Revaluation of property, plant and equipment	8,317,314	8,013,902
Deferred tax liability	94,462,251	42,178,431
Movements:		
Opening balance	42,178,431	22,661,410
Charged/(credited) to profit or loss (note 7)	43,966,506	4,354,378
Charged to equity (note 7)	8,317,314	1,883,254
Additions through business combinations (note 35)	-	13,279,389
Closing balance	94,462,251	42,178,431

Note 24. Equity - issued capital

	Consolidated			
	2023 Shares	2022 Shares	2023 $	2022 $
Ordinary shares - fully paid	129	129	129	129

Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Capital risk management
The company's objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Capital is regarded as total equity, as recognised in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The company is subject to certain financing arrangements covenants and meeting these is given priority in all capital risk management decisions. There have been no events of default on the financing arrangements during the financial year.

The capital risk management policy remains unchanged from the 30 June 2022 Annual Report.

30

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 25. Equity - dividends

Dividends
Dividends paid during the financial year were as follows:

	2023 $	2022 $
Final dividend for the year ended 30 June 2023 of $931.60 (2022: $778.21) per ordinary share	120,177	100,390
Trust distributions to beneficiaries external to the group	3,120,177	2,990,556
	3,240,294	3,090,946

Franking credits

	2023 $	2022 $
Franking credits available for subsequent financial years based on a tax rate of 30%	15,229,340	14,390,236

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

- franking credits that will arise from the payment of the amount of the provision for income tax at the reporting date
- franking debits that will arise from the payment of dividends recognised as a liability at the reporting date
- franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date

31

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 26. Equity - reserves

	Consolidated 2023 $	Consolidated 2022 $
Revaluation reserve	101,394,851	116,546,158
Tax equalisation reserve	179,158,130	132,080,155
	280,552,981	248,626,313

Revaluation surplus reserve
The reserve is used to recognise increments and decrements in plant and equipment at fair value.

Tax equalisation reserve
The reserve is used to recognise differences between accounting income and taxable income. Trust income is defined as taxable income per the trust deed. For details of Trusts within the MacKellar Group refer note 36.

	Revaluation Reserve $	Tax equalisation Reserve $	Total $
Balance at 1 July 2021	113,690,707	113,184,379	226,875,086
	-	(554,190)	(554,190)
Transfer from retained earnings	-	18,962,654	18,962,654
Revaluation - gross	6,277,511	-	6,277,511
Transfers from reserve	(2,198,295)	487,311	(1,710,984)
Deferred tax	(1,223,765)	-	(1,223,765)
Balance at 30 June 2022	116,546,158	132,080,154	248,626,312
Transfer from retained earnings	-	47,077,976	47,077,976
Transfer to reserve	6,079,658	-	6,079,658
Revaluation - gross	(27,724,383)	-	(27,724,383)
Deferred tax	6,493,418	-	6,493,418
Balance at 30 June 2023	101,394,851	179,158,130	280,552,981

Note 27. Equity - non-controlling interest

	Consolidated 2023 $	Consolidated 2022 $
Revaluation reserve	1,682,100	1,588,861
Retained profits	600,113	91,278
	2,282,214	1,680,139

The non-controlling interest has a 5% (2022: 5%) equity holding in Western Plant Hire Holdings Pty Ltd

32

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 28. Financial instruments

Financial risk management objectives
The company's activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk and interest rate risk), credit risk and liquidity risk. The company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the company. The company uses derivative financial instruments such as forward foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The company uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk.

Risk management is carried out by senior finance executives ('finance') under policies approved by the Board of Directors ('the Board'). These policies include identification and analysis of the risk exposure of the company and appropriate procedures, controls and risk limits. Finance identifies, evaluates and hedges financial risks within the company's operating units. Finance reports to the Board on a monthly basis.

Market risk

Foreign currency risk
The company undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

Price risk
The company is not exposed to any significant price risk.

Interest rate risk
The company's main interest rate risk arises from long-term borrowings. Borrowings obtained at variable rates expose the company to interest rate risk. Borrowings obtained at fixed rates expose the company to fair value risk.

The company's bank loans outstanding, totalling $251,664,758 (2022: $207,763,899), are principal and interest payment loans. Monthly cash outlays of approximately $1,156,634 (2022: $620,377) per month are required to service the interest payments. An official increase/decrease in interest rates of 100 (2022: 100) basis points would have an adverse/favourable effect on profit before tax of $209,326 (2022: $81,251) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts. In addition, minimum principal repayments of $60,764,287 are due during the year ending 30 June 2024 (2022: $63,576,396 30 June 2023).

Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the company. The company has a strict code of credit, including obtaining agency credit information, confirming references and setting appropriate credit limits. The company obtains guarantees where appropriate to mitigate credit risk. The maximum exposure to credit risk at the reporting date to recognised financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements. The company does not hold any collateral.

The company has a credit risk exposure with a major infrastructure and logistics company, which as at 30 June 2023 owed the company $30,212,501 (52% of trade receivables) (2022: $31,594,041 (58% of trade receivables)). This balance was within its terms of trade and no impairment was made as at 30 June 2023. There are no guarantees against this receivable but management closely monitors the receivable balance on a monthly basis and is in regular contact with this customer to mitigate risk.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than 1 year.

33

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 28. Financial instruments (continued)

Liquidity risk
Vigilant liquidity risk management requires the company to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay debts as and when they become due and payable.

The company manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Financing arrangements
Unused borrowing facilities at the reporting date:

	2023 $	2022 $
Bank overdraft	15,000,000	15,000,000
Bank loans	73,335,242	115,415,439
	88,335,242	130,415,439

The bank overdraft facilities may be drawn at any time and may be terminated by the bank without notice. Subject to the continuance of satisfactory credit ratings, the bank loan facilities may be drawn at any time and have an average maturity of 4 years (2022: 4 years).

Remaining contractual maturities
The following tables detail the company's remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

2023	Weighted average interest rate %	1 year or less $	Between 1 and 2 years $	Between 2 and 5 years $	Over 5 years $	Remaining contractual maturities $
Non-derivatives						
Non-interest bearing						
Trade payables	-	45,059,046	-	-	-	45,059,046
Other payables	-	11,724,210	-	-	-	11,724,210
Interest-bearing						
Bank loans	6.95%	-	-	20,103,103	-	20,103,103
Chattel Mortg. / Lease liability	6.22%	8,208,657	47,616,419	208,617,416	-	264,442,492
Total non-derivatives		8,208,657	47,616,419	228,720,519	-	284,545,595

34

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 28. Financial instruments (continued)

2022	Weighted average interest rate %	1 year or less $	Between 1 and 2 years $	Between 2 and 5 years $	Over 5 years $	Remaining contractual maturities $
Non-derivatives						
Non-interest bearing						
Trade payables	-	31,486,083	-	-	-	31,486,083
Other payables	-	6,379,700	-	-	-	6,379,700
Interest-bearing						
Bank loans	4.42%	-	-	29,540,913	-	29,540,913
Chattel Mortg. / Lease liability	4.66%	22,929,478	9,592,764	164,794,723	-	197,316,965
Total non-derivatives		22,929,478	9,592,764	194,335,636	-	266,857,878

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Note 29. Fair value measurement

Fair value hierarchy
The following tables detail the company's assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3: Unobservable inputs for the asset or liability

2023	Level 1 $	Level 2 $	Level 3 $	Total $
Assets				
Plant and equipment – at valuation	-	-	602,725,799	602,725,799
Total assets	-	-	602,725,799	602,725,799

2022	Level 1 $	Level 2 $	Level 3 $	Total $
Assets				
Plant and equipment – at valuation	-	-	461,520,420	461,520,420
Total assets	-	-	461,520,420	461,520,420

The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature.

Valuation techniques for fair value measurements categorised within and level 3
The basis of the valuation of plant and equipment is fair value. Due to the lack of quoted prices for plant and equipment used in mining applications, this class of asset is classified as level 3 of the fair value hierarchy. The valuation methodology for plant and equipment is based on each assets hire status. Plant and equipment under hire contract at balance date are valued using the income approach (discounted cash flow model), idle plant and equipment are valued using the market approach (valuation by independent third party) & plant and equipment not used in hire applications or non-revenue generating support vehicles are valued using cost approach.

35

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 29. Fair value measurement (continued)

Independent assessments by valuation specialists having recent experience in the location and category of plant and equipment being valued. Valuations are based on current prices in an active market for similar properties of the same location and condition.

Level 3 assets and liabilities
Movements in level 3 assets and liabilities during the current and previous financial year are set out below:

	Plant and equipment – at independent valuation	Total
Consolidated	$	$
Balance at 1 July 2021	332,696,986	332,696,986
Acquisition through business combination	64,113,721	64,113,721
Additions	100,970,352	100,970,352
Disposals	(6,335,747)	(6,335,747)
Transfers to inventory	(2,655,238)	(2,655,238)
Depreciation	(22,760,938)	(22,760,938)
Gains recognised in profit or loss	(4,265)	(4,265)
Gains recognised in other comprehensive income	(4,504,451)	(4,504,451)
Balance at 30 June 2022	461,520,420	461,520,420
Additions	461,894,013	461,894,013
Disposals	(319,382,235)	(319,382,235)
Transfers to inventory	(52,501)	(52,501)
Depreciation	(33,967,377)	(33,967,377)
Gains recognised in profit or loss	(1,670)	(1,670)
Gains recognised in other comprehensive income	32,715,149	32,715,149
Balance at 30 June 2023	602,725,799	602,725,799

The level 3 assets and liabilities unobservable inputs and sensitivity are as follows:

Description	Unobservable inputs	Range (weighted average)	Sensitivity
Plant and equipment – at independent valuation	Growth rate	4.0% to 5.0% (4.69%)	0.5% change would increase/decrease fair value by $3,020,665
	Discount rate	9.0% to 11.0% (9.98%)	1.00% change would increase/decrease fair value by $8,305,628

36

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 30. Key management personnel disclosures

Compensation
The aggregate compensation made to directors and other members of key management personnel of the company is set out below:

	2023 $	2022 $
Short-term employee benefits	3,420,109	3,104,631
Long-term benefits	109,833	29,844
	3,529,942	3,134,475

Note 31. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by BDO Audit Pty Ltd, the auditor of the company, its network firms and unrelated firms:

	Consolidated	
	2023 $	2022 $
Audit services – BDO Audit Pty Ltd		
Audit of the financial statements	73,500	70,000
Other services - BDO Audit Pty Ltd		
Preparation of financial statements	6,090	5,800
Other assurance, taxation and due diligence services	90,690	93,475
	96,780	99,275
	170,280	169,275

Note 32. Commitments

	2023 $	2022 $
Capital commitments		
Committed at the reporting date but not recognised as liabilities, payable:		
Property, plant and equipment	14,087,468	91,128,763
	14,087,468	91,128,763

Note 33. Related party transactions

Associates
Interests in associates are set out in note 36.

Key management personnel
Disclosures relating to key management personnel are set out in note 30.

37

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 33. Related party transactions (continued)

Transactions with related parties
The following transactions occurred with related parties:

	2023 $	2022 $
Payment for goods and services:		
Payments to MacKellar Industrial Holdings Trust	1,335,678	714,141
Payments to M People (QLD) Pty Ltd	105,777,267	2,715,204
Payments to Other Related Entities	52,400	52,400
	107,165,345	3,481,745

Receivable from and payable to related parties
The following balances are outstanding at the reporting date in relation to transactions with related parties:

	2023 $	2022 $
Current payables:		
Trade payables to M People (QLD) Pty Ltd	61,896	-
Trade payables to / (from) MacKellar Industrial Holdings Pty Ltd	(8,250)	13,001
	53,646	13,001

Loans to/from related parties
The following loan balances are outstanding at the reporting date in relation to transactions with related parties:

	2023 $	2022 $
Loans to/from related parties:		
Loan to/(from) MacKellar Industrial Holdings Trust	1,152,037	1,059,991
Loan to/(from) Duncan MacKellar Family Trust	26,333	(14,138)
Loan to/(from) Mackric Property Trust	25,000	-
Loan to/(from) M Services Holdings Pty Ltd	2,300	1,500
Loan to/(from) Mackdist Pty Ltd	(585,337)	(586,837)
Loan to/(from) M People (QLD) Pty Ltd	(1,058,024)	(96,339)
Loan to/(from) Nudgereach Pty Ltd	-	73,476
Loan to/(from) Other Related Entities	9,497,021	2,814,599
	9,059,330	3,252,252
Unpaid Present Entitlements to/(from) related parties:	3,120,177	2,990,556
	3,120,177	2,990,556

Terms and conditions
All transactions were made on normal commercial terms and conditions and at market rates.

38

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 34. Parent entity information

Set out below is the supplementary information about the parent entity.

Statement of profit or loss and other comprehensive income

	Parent	
	2023	**2022**
Profit after income tax	15,513,101	15,662,692
Total comprehensive income	15,513,101	15,662,692

Statement of financial position

	Parent	
	2023	**2022**
	$	**$**
Total current assets	25,371,657	16,495,216
Total assets	39,074,620	30,198,179
Total current liabilities	(37,776,071)	(28,899,119)
Total liabilities	(37,776,071)	(28,899,119)
Equity		
Issued capital	100	100
Revaluation surplus reserve	-	-
Financial assets at fair value through other comprehensive income reserve	-	-
Hedging reserve - cash flow hedges	-	-
Retained profits	1,298,450	1,298,960
Total equity	1,298,550	1,299,060

Guarantees entered into by the parent entity in relation to the debts of its subsidiaries
The parent entity and some of its subsidiaries are party to a deed of cross guarantee under which each company guarantees the debts of the others. No deficiencies of assets exist in any of these subsidiaries.

Contingent liabilities
The parent entity had no contingent liabilities as at 30 June 2023 and 30 June 2022.

Capital commitments - Property, plant and equipment
The parent entity had no capital commitments for property, plant and equipment as at 30 June 2023 and 30 June 2022.

Significant accounting policies
The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 1, except for the following:

- Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.
- Investments in associates are accounted for at cost, less any impairment, in the parent entity.
- Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment.

39

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 35. Business combinations

On 28 January 2022 MacKellar Mining Pty Ltd acquired 95% of the ordinary shares of Western Plant Hire Holdings Pty Ltd for the total consideration transferred of $31,920,000.

Details of the acquisition are as follows:

	Fair value 2022 $
Cash and cash equivalents	4,178,035
Trade and other receivables	4,202,926
Inventory	1,569,838
Prepayments	267,960
Plant and equipment	66,726,671
Intangibles	2,092,015
Investment in equity accounted joint venture	52,212
Deferred tax asset	3,136,767
Trade and other payables	(1,374,068)
Provision for tax	(1,054,070)
Borrowings	(29,944,308)
Deferred tax liability	(13,279,389)
Employee benefits	(317,630)
	36,256,959
Net assets acquired (95%)	34,444,111
Gain on bargain purchase	(2,524,111)
Acquisition-date fair value of the total consideration transferred	31,920,000
Representing:	
Cash paid or payable to vendor	31,920,000

Note 36. Group entities

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

Name	Principal place of business / Country of incorporation	Ownership interest 2023 %	Ownership interest 2022 %
MacKellar Mining Pty Ltd	Australia	100%	100%
M.W.A. Investments Pty Ltd	Australia	100%	100%
MacKellar Mining Equipment Unit Trust	Australia	100%	100%
Jalgrid (WA) Pty Ltd	Australia	100%	100%
Duncan MacKellar HoldingTrust	Australia	100%	100%
Mackmine Pty Ltd	Australia	100%	100%
MacKellar Asset Company Pty ltd	Australia	100%	-
Western Plant Hire Holdings Pty Ltd	Australia	95%	95%

40

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 37. Interests in associates

Interests in associates are accounted for using the equity method of accounting. Information relating to associates that are material to the consolidated entity are set out below:

Name	Principal place of business / Country of incorporation	Ownership interest 2023 %	Ownership interest 2022 %
MacKellar EPSA Pty Ltd	Australia	50%	50%
Evergreen International (Australia) Pty Ltd	Australia	-	50%
Mackcon Pty Ltd	Australia	-	50%
Suncoast Resort Business Center Unit Trust	Australia	-	35%
Barrooghumba WPH Pty Ltd	Australia	50%	50%
Ngaliku WPH JV Pty Ltd	Australia	50%	50%

Note 38. Events after the reporting period

No matter or circumstance has arisen since 30 June 2023 that has significantly affected, or may significantly affect the consolidated entity's operations, the results of those operations, or the consolidated entity's state of affairs in future financial years.

Note 39. Reconciliation of profit after income tax to net cash from operating activities

	2023 $	2022 $
Profit after income tax expense for the year	88,378,723	41,731,393
Adjustments for:		
Depreciation	37,834,860	25,879,540
Net gain on disposal of non-current assets	(5,276,562)	-
Net fair value (gain)/loss on non-current assets	(16,254,942)	13,491,547
Share of (profit)/loss - associates	(655,334)	53,878
Other Non-cash operating activities	-	2,083,841
Change in operating assets and liabilities:		
Decrease/(increase) in trade and other receivables	(8,581,228)	(33,397,708)
Decrease/(increase) in inventories	(2,333,532)	1,258,924
Decrease/(increase) in income tax receivable	478,746	777,998
Decrease/(increase) in other assets	(790,964)	-
Decrease/(increase) in deferred tax assets	(3,970,586)	1,262,842
Increase/(decrease) in trade and other payables	18,917,473	12,533,081
Increase/(decrease) in income tax payable	3,003,596	-
Increase/(decrease) in employee benefits	1,663,560	(197,191)
Increase/(decrease) in contract liabilities	2,701,329	16,020,786
Increase/(decrease) in deferred tax liabilities	16,513,125	4,339,624
Net cash from operating activities	131,628,264	85,838,555

Note 40. Non-cash investing and financing activities

	2023 $	2022 $
Additions to plant and equipment – at cost	25,948,445	1,541,967
	25,948,445	1,541,967

41

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Notes to the financial statements
30 June 2023

Note 41. Changes in liabilities arising from financing activities

	Bank loans $	Chattel Mortgage /Lease liability $	Total $
Balance at 1 July 2021	37,487,215	86,519,063	124,006,278
Net cash used in financing activities	(9,576,410)	(32,153,746)	(41,730,156)
Acquisition / (disposal) of chattel mortgages / leases	-	90,440,227	90,440,227
WPH Balance Sheet acquired	-	(29,696,899)	(29,696,899)
Interest amortisation	681,087	5,660,858	6,341,945
Other movements	(808,640)	(182,655)	(991,295)
Balance at 30 June 2022	27,783,252	179,980,647	207,763,899
Net cash from/(used in) financing activities	(9,627,022)	27,579,437	17,952,415
Acquisition / (disposal) of leases	-	12,079,045	12,079,045
Interest amortisation	587,799	12,968,582	13,556,381
Other movements	269,546	43,472	313,018
Balance at 30 June 2023	19,013,575	232,651,183	251,664,758

42

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

MacKellar Group
Directors' declaration
30 June 2023

In the directors' opinion:

- the attached financial statements and notes comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;
- the attached financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 1 to the financial statements;
- the attached financial statements and notes give a true and fair view of the consolidated entity's financial position as at 30 June 2023 and of its performance for the financial year ended on that date;
- there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001.

On behalf of the directors

DocuSigned by:
Duncan MacKellar
501C29DEB4724C5...

Duncan MacKellar
Managing Director of the Group

11 October 2023

43

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

Tel: +61 7 5456 7999
Fax: +61 7 5456 7905
www.bdo.com.au

Level 3/2 Emporio Place
2 Maroochy Boulevard
Maroochydore QLD 4558
PO Box 5800 Maroochydore BC QLD 4558
Australia

INDEPENDENT AUDITOR'S REPORT

To the members of MacKellar Nominees Pty Ltd

Report on the Audit of the Financial Report

Opinion

We have audited the financial report of MacKellar Nominees Pty Ltd (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2023, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial report, including a summary of significant accounting policies and the directors' declaration.

In our opinion the accompanying financial report of MacKellar Nominees Pty Ltd, is in accordance with the *Corporations Act 2001*, including:

(i) Giving a true and fair view of the Group's financial position as at 30 June 2023 and of its financial performance for the year ended on that date; and

(ii) Complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the Financial Report* section of our report. We are independent of the Group in accordance with the *Corporations Act 2001* and the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the *Corporations Act 2001*, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor's report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

44

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

Other information

The directors are responsible for the other information. The other information obtained at the date of this auditor's report is information included in the Directors' report, but does not include the financial report and our auditor's report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information obtained prior to the date of this auditor's report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the Financial Report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

45

DocuSign Envelope ID: CB3D525A-3A4C-4E1A-BE1E-14EF45D9A65D

BDO

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website (http://www.auasb.gov.au/Home.aspx) at:

http://www.auasb.gov.au/auditors_responsibilities/ar3.pdf

This description forms part of our auditor's report.

BDO Audit Pty Ltd

DocuSigned by:

F649AE520CB94FE...

Bruce Swan
Director

11 October 2023

46

APPENDIX C
PRO FORMA STATEMENTS

Pro Forma Consolidated Balance Sheet
(Expressed in thousands of Canadian Dollars)
(Unaudited)

As at September 30, 2023	NACG	MacKellar (note f)	Note	Adjustments	Pro forma NACG
Assets
Current assets
Cash	$40,441	$14,149	a	$(65,423)
			a	(92,167)
			c	163,180
			d	(5,591)
			e	14	54,603
Accounts receivable	78,570	70,171	e	(2,257)	146,483
Contract assets	13,482	—			13,482
Inventories	57,086	16,407	b	6,106	79,599
Prepaid expenses and deposits	7,582	3,752	e	(874)	10,459
Assets held for sale	501	—			501
	197,662	104,479	e	2,987	305,128
Property, plant and equipment, net of accumulated depreciation	695,176	463,733	a	(40,511)
			e	(24,073)	1,094,325
Operating lease right-of-use assets	13,151				13,151
Investments in affiliates and joint ventures	85,713	353			86,066
Other assets	11,198		d	5,591	16,789
Intangible assets	5,881	3,464	e	(1,639)
			a	(1,825)	5,881
Deferred tax assets	284	13,078	e	732	14,094
Total assets	$1,009,065	$585,107		$(58,737)	$1,535,434
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$76,173	$50,883	e	$3,221	$130,277
Accrued liabilities	41,017	4,703	e	5,864	51,584
Contract liabilities	69	—			69
Current portion of long-term debt	39,357	58,359	e	611	98,328
Current portion of operating lease liabilities	1,767	—			1,767
	158,383	113,946		9,696	282,024
Long-term debt	392,648	147,570	a	(92,167)
			a	114,459
			c	163,180
			e	(4,267)	721,423
Operating lease liabilities	11,761	—			11,761
Other long-term obligations	25,924	195	e	9	26,128
Contract liabilities	—	15,912			15,912
Deferred tax liabilities	80,713	51,312	e	3,501	135,526
Total liabilities	669,429	328,935		194,411	1,192,775

Pro Forma Consolidated Balance Sheet (Continued)
(Expressed in thousands of Canadian Dollars)
(Unaudited)

As at September 30, 2023	NACG	MacKellar (note f)	Note	Adjustments	Pro forma NACG
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – NACG – 27,827,282 )	229,455	—	a	(23,707)
			e	23,707	229,455
Treasury shares (NACG - 1,086,714)	(16,052)				(16,052)
Additional paid-in capital	19,329				19,329
Retained earnings	108,060	93,139	a	(42,336)
			a	(47,080)
			b	6,106
			e	(6,805)	111,084
Revaluation reserve	—	6,754	a	(109,094)
			e	102,340	—
Tax equalization reserve	—	156,280	e	(156,280)	—
Accumulated other comprehensive income	(1,156)	—			(1,156)
Shareholders' equity	339,636	256,173		(253,148)	342,661
Total liabilities and shareholders’ equity	$1,009,065	$585,107		$(58,737)	$1,535,434

Pro Forma Consolidated Statements of Operations
(Expressed in thousands of Canadian Dollars)
(Unaudited)

For the nine months ended September 30, 2023	NACG	MacKellar (note 4)	Note	Adjustments	Pro forma NACG
Revenue	$630,922	$339,108			$970,030
Cost of sales	452,831	214,263			667,094
Depreciation	89,329	34,071	g	19,483	142,883
Gross profit	88,762	90,775		(19,483)	160,054
General and administrative expenses	38,827	4,749			43,576
Operating income	49,935	86,025		(19,483)	116,477
Interest expense, net	22,941	10,864	h	5,014
			i	8,158
			k	1,381	48,358
Equity earnings in affiliates and joint ventures	(23,414)	(468)			(23,882)
Net realized and unrealized gain on derivative financial instruments	(6,979)	—			(6,979)
Income before income taxes	57,387	75,630		(34,036)	98,980
Income tax (benefit) expense
Current income tax expense	3,198	—			3,198
Deferred income tax expense	8,694	28,712	l	(7,828)	29,578
Net income	$45,495	$46,917		$(26,208)	$66,205

Per share information
Weighted-average number of common shares	26,509,360				26,509,360
Weighted-average number of diluted shares	33,007,609				33,007,609

Basic net income per share	$1.72				$2.50
Diluted net income per share	$1.51				$2.14

Pro Forma Consolidated Statements of Operations
(Expressed in thousands of Canadian Dollars)
(Unaudited)

For the year ended December 31, 2022	NACG	MacKellar (note 4)	Note	Adjustments	Pro forma NACG
Revenue	$769,539	$316,921			$1,086,460
Cost of sales	548,723	205,178			753,901
Depreciation	119,268	42,331	g	7,720	169,318
Gross profit	101,548	69,413		(7,720)	163,241
General and administrative expenses	30,391	10,656	j	4,106	45,153
Operating income	71,157	58,756		(11,826)	118,088
Interest expense, net	24,543	9,453	h	9,196
			i	12,694
			k	1,842	57,728
Equity earnings in affiliates and joint ventures	(37,053)	(157)			(37,210)
Net realized and unrealized gain on derivative financial instruments	(778)	—			(778)
Income before income taxes	84,445	49,460		(35,558)	98,348
Income tax (benefit) expense
Current income tax expense	1,627	—			1,627
Deferred income tax expense	15,446	6,378	l	(8,178)	13,646
Net income	$67,372	$43,082		$(27,379)	$83,075

Per share information
Weighted-average number of common shares	27,406,140				27,406,140
Weighted-average number of diluted shares	34,006,850				34,006,850

Basic net income per share	$2.46				$3.03
Diluted net income per share	$2.15				$2.44

Notes to the Pro Forma Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars)
(Unaudited)

1. Description of the Transaction

Effective October 1, 2023, North American Construction Group Ltd. (“NACG” or the “Company”) acquired MacKellar Group (“MacKellar”) with its heavy construction equipment fleet. MacKellar is an Australia-based provider of heavy earthworks solutions to the mining and civil sectors with a strong reputation derived from decades of reliable performance.

2. Basis of presentation
The unaudited pro forma consolidated balance sheet as at September 30, 2023, and the unaudited pro forma interim consolidated statements of operations for the nine months ended September 30, 2023, and for the year ended December 31, 2022, have been prepared for illustrative purposes only, to give effect to the acquisition of MacKellar by NACG pursuant to the assumptions described in the notes of these unaudited pro forma interim consolidated financial statements.
These unaudited pro forma interim consolidated financial statements have been prepared on a basis consistent with the accounting principles and policies followed in NACG’s December 31, 2022, annual consolidated financial statements and are based on the following financial statements:
•Unaudited interim consolidated financial statements of NACG as at and for the nine months ended September 30, 2023
•Audited consolidated financial statements of NACG as at and for the year ended December 31, 2022
•Audited consolidated financial statements of MacKellar as at and for the years ended June 30, 2023 and 2022
•Unaudited interim consolidated financial statements of MacKellar as at and for the three months ended September 30, 2023
•Unaudited interim financial information of MacKellar for the six months ended December 31, 2021 and 2022
The unaudited pro forma interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of NACG for the year ended December 31, 2022 and the unaudited interim consolidated financial statements of NACG for the nine months ended September 30, 2023, both of which are filed publicly at www.sedarplus.ca, as well as the audited consolidated financial statements of MacKellar for the year ended June 30, 2023 and the unaudited interim consolidated financial statements for MacKellar for the three months ended September 30, 2023.

MacKellar prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In preparing the unaudited pro forma interim consolidated financial statements, management performed a review to identify differences between NACG’s accounting policies and those of MacKellar that could have a material impact on the pro forma financial statements. With the exception of adjustments detailed in note 3, the significant accounting policies of MacKellar conform in all material respects to those of NACG based on currently available information.
The unaudited pro forma condensed interim consolidated balance sheet as at September 30, 2023, has been prepared as if the Transaction described in note 1 had occurred on September 30, 2023. The unaudited pro forma condensed interim consolidated statements of operations for the nine months ended September 30, 2023 and twelve months ended December 31, 2022 have been prepared as if the Transaction described in note 1 had occurred on January 1, 2022.
These unaudited pro forma condensed interim consolidated financial statements are not intended to reflect the financial performance or the financial position of NACG which would have actually resulted had the Transaction been effected on the dates indicated. The adjustments included in these unaudited pro forma interim consolidated statements are tentative and are based on currently available information including certain estimates and assumptions. Actual amounts recorded may differ from those reported in these unaudited pro forma condensed interim consolidated financial statements, and such differences could be material. The unaudited pro forma interim consolidated financial statements are not necessarily indicative of the financial performance that may be obtained by NACG in the future, nor do they reflect any cost savings, operating synergies, or enhancements that the Company may achieve from the Acquisition.
The allocation of the purchase price has been prepared on a preliminary basis and as such may change materially.

3. Pro forma assumptions and adjustments

Pro forma adjustments to consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the following assumptions and adjustments as if the acquisition of MacKellar had occurred on September 30, 2023.

(a) The consideration transferred upon closing includes cash consideration and Post Closing Payments which consist of three distinct mechanisms.
•Earn-out mechanism based on MacKellar’s net income generated over four years. The estimated liability is based on forecasted information and as such, could result in a range of outcomes. The impact of a +/- 10% change in forecasted net income on the earn-out liability is estimated to be:

Change in forecasted MacKellar net income	Impact on earn-out liability (undiscounted)
+10%	13,393
-10%	(13,393)
•Deferred consideration which is a vendor provided debt mechanism to be paid out evenly over four years and is estimated based on unaudited financial statements at closing.
•Contingent payment based on forecasted performance for a specific customer which is expected to be paid in full.
The Company has performed a preliminary valuation analysis of the fair value of MacKellar’s assets acquired and liabilities assumed. Using the estimated consideration for the Acquisition, the Company has allocated the assets and liabilities as of the Transaction’s closing date effective October 1, 2023 as follows:

Consideration transferred
Cash consideration	$65,423
Earn-out at estimated fair value	90,216
Deferred consideration at estimated fair value	16,933
Contingent payment at estimated fair value	7,311
Total consideration transferred	$179,882

Equipment financing assumed	$202,273
Total purchase price	$382,156

Consideration allocated to assets acquired and liabilities assumed:
Cash	$14,164
Accounts receivable	67,914
Inventories	22,513
Prepaid expenses and deposits	2,878
Property, plant and equipment	399,149
Investments in affiliates and joint ventures	353
Deferred tax liability	(41,004)
Accounts payable	(54,104)
Contract liabilities	(15,912)
Accrued liabilities	(10,771)
Third party equipment financing assumed	$(202,273)
Total identifiable net assets at fair value	$182,906

Gain arising on acquisition	$(3,024)

The historical shareholders' equity of MacKellar, which includes share capital and retained earnings, has been eliminated. The $3,024 gain has been included in retained earnings in the pro forma consolidated balance sheet.
Adjustments have been recorded in the pro forma balance sheet to reflect the assets acquired and liabilities assumed of MacKellar at their preliminary fair values noted above.
NACG’s existing Credit Facility funded the payout of $92,167 of the third party equipment financing assumed as part of the Transaction.
It is possible that the purchase price and fair values of assets and liabilities acquired will vary materially from those shown above. The allocation of the purchase price is based upon preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. Consequently, the final allocation of the purchase price may result in materially different adjustments than those presented here.

(b) An adjustment to recognize the fair value of MacKellar’s consumables inventory of $6,106 on the balance sheet in accordance with NACG’s inventory policy. Consumables inventory is short-term in nature and expected to be used within twelve months of purchase.
(c) An adjustment to record the $163,180 drawn from NACG’s existing Credit Facility to finance the upfront cash payment for the Transaction and the payout of third party equipment financing assumed.

(d) An adjustment to recognize $5,591 of deferred financing costs related to the Transaction.

(e) Adjustments to recognize the net impact on balance sheet accounts for the following:

•entities that were previously a part of the consolidated MacKellar entity that were not purchased as part of the Transaction
•entities that were historically not included in the consolidated MacKellar entity that were purchased as part of the Transaction and are included in the consolidated MacKellar entity effective October 1, 2023.

The structural changes to the consolidated MacKellar entity noted above did not have a material impact on the pro forma statements of operations for the twelve months ended December 31, 2022 and the nine months ended September 30, 2023, and therefore no adjustments have been included in the pro forma statements of operations.

(f) The consolidated balance sheet for MacKellar was translated into Canadian dollars from Australian dollars for pro forma reporting purposes at the below closing exchange rate:
•September 30, 2023, closing exchange rate per the Bank of Canada was $0.8723 CAD$ per AUD$.

Pro forma adjustments to consolidated statements of operations

The unaudited pro forma consolidated statements of operations reflect the following assumptions/adjustments as if the Acquisition of MacKellar had occurred on January 1, 2022:

(g) Additional depreciation expense on the fair value of acquired plant and equipment of $7,720 and $19,483 for the twelve months ended December 31, 2022 and nine months ended September 30, 2023, respectively, in accordance with NACG’s depreciation policy.

The expected useful lives for acquired property, plant and equipment are as follows:

Plant and equipment                    4 to 20 years
Motor vehicles                        7 years
Fixtures and fittings                        4 to 13 years
Buildings                            10 to 40 years

(h) Incremental interest expense of $11,540 for the twelve months ended December 31, 2022 and $8,655 for the nine months ended September 30, 2023, incurred by NACG on additional financing from the Company’s existing Credit Facility to fund the Acquisition. The current interest rate on the Company’s line of credit was used to calculate the transaction accounting adjustment for pro forma purposes, and as such does not reflect what the interest rates would have been on the line of credit throughout the periods presented in the pro forma consolidated statements of operations. A 1/8 of a percentage change in the variable interest rate used for pro forma purposes would have a $203 and $153 impact on the pro forma adjustment for incremental interest expense on the Company’s existing Credit Facility for the twelve months ended December 31, 2022 and nine months ended September 30, 2023, respectively.

Elimination of $2,344 and $3,641 of interest incurred by MacKellar for the twelve months ended December 31, 2022 and nine months ended September 30, 2023, respectively, relating to third party equipment financing debt that was settled by NACG subsequent to closing.

The net impacts of the adjustments to interest expense detailed above have been reflected in the transaction adjustments to the pro forma statements of operations.

(i) $12,694 and $8,158 of non-cash interest expense on deferred consideration liabilities for the twelve months ended December 31, 2022, and nine months ended September 30, 2023, respectively.

(j) $4,106 of transaction costs incurred by NACG subsequent to September 30, 2023 in relation to the Acquisition. These costs include accounting, legal, regulatory, and financial advisory fees.

(k) $1,842 and $1,381 of amortization expense for deferred financing costs for the twelve months ended December 31, 2022 and nine months ended September 30, 2023, respectively.

(l) The income tax effect of the above adjustments (g) through (k) recognized in the amount of ($8,178) and ($7,828) for the twelve months ended December 31, 2022 and nine months ended September 30, 2023, respectively.

4. Pro forma statements of operations of MacKellar

The MacKellar statement of operations for the nine months ended September 30, 2023, has been prepared by subtracting the results of operations for the six months ended December 31, 2022, from the audited statement of operations for the year ended June 30, 2023, and adding the interim results from the unaudited statement of operations for the three months ended September 30, 2023. The amounts were then converted to Canadian dollars based on the Bank of Canada average Australian/Canadian dollar exchange rate for the nine months ended September 30, 2023 of 0.8999 as follows:

	Year ended June 30, 2023	6 months ended Dec. 31, 2022	6 months ended June 30, 2023	3 months ended Sept. 30, 2023	9 months ended Sept. 30, 2023	9 months ended Sept. 30, 2023
	AUD	AUD	AUD	AUD	AUD	CAD
Revenue	$425,861	$188,323	$237,538	$139,288	$376,826	$339,108
Cost of sales	273,789	122,235	151,554	86,540	238,094	214,263
Depreciation	21,439	17,922	3,517	34,343	37,860	34,071
Gross profit	130,633	48,166	82,467	18,405	100,871	90,775
General and administrative expenses	9,673	7,488	2,185	3,093	5,278	4,749
Gain on disposal of property, plant and equipment	—	—	—	—	—	—
Operating income	120,960	40,678	80,282	15,312	95,594	86,025
Interest expense, net	13,880	6,216	7,664	4,408	12,072	10,864
Equity earnings in affiliates and joint ventures	(655)	(221)	(434)	(86)	(520)	(468)
Net realized and unrealized gain on derivative financial instruments	—	—	—	—	—	—
Income before income taxes	107,735	34,683	73,053	10,989	84,042	75,630
Income tax (benefit) expense
Current income tax expense	—	—	—	—	—	—
Deferred income tax expense	19,357	1,460	17,897	14,009	31,906	28,712
Net income	$88,379	$33,223	$55,156	$(3,020)	$52,136	$46,917

The MacKellar statement of operations for the year ended December 31, 2022, has been prepared by subtracting the results of operations for the six months ended December 31, 2021, from the audited statement of operations for the year ended June 30, 2022, and adding the results of operations for the six months ended December 31, 2022. The amounts were then converted to Canadian dollars based on the Bank of Canada average Australian/Canadian dollar exchange rate for the year ended December 31, 2022, of 0.9034 as follows:

	Year ended June 30, 2022	6 months ended Dec. 31, 2021	6 months ended June 30, 2022	6 months ended Dec. 31, 2022	Year ended Dec. 31, 2022	Year ended Dec. 31, 2022
	AUD	AUD	AUD	AUD	AUD	CAD
Revenue	$299,768	$137,279	$162,489	$188,323	$350,812	$316,921
Cost of sales	195,131	90,246	104,884	122,235	227,119	205,178
Depreciation	39,371	10,436	28,935	17,922	46,857	42,331
Gross profit	65,267	36,597	28,670	48,166	76,836	69,413
General and administrative expenses	10,517	6,209	4,308	7,488	11,796	10,656
Gain on disposal of property, plant and equipment	—	—	—	—	—	—
Operating income	54,750	30,388	24,362	40,678	65,040	58,756
Interest expense, net	7,445	3,197	4,248	6,216	10,464	9,453
Equity earnings in affiliates and joint ventures	54	6	48	(221)	(173)	(157)
Net realized and unrealized gain on derivative financial instruments	—	—	—	—	—	—
Income before income taxes	47,251	27,184	20,067	34,683	54,750	49,460
Income tax (benefit) expense
Current income tax expense	—	—	—	—	—	—
Deferred income tax expense	5,520	(80)	5,600	1,460	7,060	6,378
Net income	$41,731	$27,265	$14,467	$33,223	$47,689	$43,082